Exhibit 4.3

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GUARANTEE

This GUARANTEE of AGL Resources Inc., a Georgia corporation (the “Guarantor”), is dated as of September 27, 2004.

The Guarantor, for value received, hereby unconditionally guarantees to each Holder of a 6.00% Senior Note (the “Note”) of AGL Capital Corporation, a Nevada corporation (the “Company”), authenticated and delivered by the Trustee pursuant to the terms of an Indenture by and among the Company, the Trustee and the Guarantor dated as of February 20, 2001 (the “Indenture”), and to the Trustee on behalf of each such Holder, the due and punctual payment of the principal of (and premium, if any) and interest, on each such Note, each as provided for pursuant to the terms of such Note when and as the same shall become due and payable, in accordance with the terms of such Note and of the Indenture under which it was issued. In case of the failure of the Company to make any such payment of principal (or premium, if any) or interest, the Guarantor hereby agrees to cause any such payment to be made when and as the same shall become due and payable by acceleration, call for redemption or otherwise, as if such payment were made by the Company.

The Guarantor hereby agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of such Note or the Indenture, the absence of any action to enforce the same, any waiver or consent by the Holder of such Note or by the Trustee with respect to any provisions thereof or of the Indenture, the obtaining of any judgment against the Company or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defense of a guarantor. The Guarantor hereby waives the benefits of division and discussion, diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to such Note or the indebtedness evidenced thereby and all demands whatsoever, and covenants that this Guarantee will not be discharged except by complete performance of the obligations contained in the Note and in the Guarantees. The Guarantees are guarantees of payment and not of collection. If the Trustee or the Holder of any Note is required by any court or otherwise to return to the Company or the Guarantor, or any custodian, receiver, liquidator, trustee, sequestrator or other similar official acting in relation to the Company or the Guarantor, any amount paid to the Trustee or such Holder in respect of a Note, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

The Guarantor shall be subrogated to all rights of the Holders of a Note in respect of any amounts paid by the Guarantor on account of such Note pursuant to the provisions of this Guarantee or the Indenture; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of, or based upon, such right of subrogation until the principal of (and premium, if any) and interest, on the Note shall have been paid in full.

Capitalized terms used herein have the same meanings given in the Indenture unless otherwise indicated. This Guarantee shall be governed by and construed in accordance with the law of the State of New York.

This Guarantee is executed as of the day and year first above written.

AGL RESOURCES INC.

By:

Paula R. Shlanta

Title:

Corporate Secretary

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